Filed by Pixar Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Pixar

Commission File No.: 0-26976

The following is a transcript of an interview webcast on the evening of January 24, 2006, by CNN Headline News with Robert Iger, President and Chief Executive Officer of The Walt Disney Company, and Steven P. Jobs, Chairman and Chief Executive Officer of Pixar Animation Studios, relating to the announcement of the proposed acquisition of Pixar by The Walt Disney Company pursuant to the terms of an Agreement and Plan of Merger, dated as of January 24, 2006.

THOMAS ROBERTS, host: We’ve got Pixar CEO Steve Jobs and Disney President/CEO Robert Iger. Gentleman, congratulations. Good to have you with us.

Mr. IGER: Thank you.

Mr. JOBS: Thank you.

ROBERTS: Steve I want to start with you, though. What does this mean for people who love Pixar movies?

Mr. JOBS: Well, what I thinks this means is there’s going to be a lot more of them. We’re going to get a chance to continue to work with Disney, but rather than two companies with two sets of shareholders and different agendas, we’re just going to be one company where we can all focus on making the best films in the world and distributing them and getting also the characters into Disney’s unique assets like their theme parks, etcetera. . .

ROBERTS : And, Bob, this is. . . . I’m sorry, Steve, I didn’t mean to interrupt you, Steve. But, Bob, this is a pretty big deal with you being a new CEO. A lot of people knew Michael Eisner maybe alienated some people, Steve included. Why was it so important for you to come in and kind of patch up this relationship with Pixar?

Mr. IGER: Well, nothing is as important to Disney as making great product, high quality product and animation really is the heart and soul of the company dating back to Walt’s days in the late 20s. So I thought that a real imperative for the company and for me as its new CEO, was to make sure that we were making great feature animation movies. Pixar has been doing that for quite a long period of time, we’ve been a partner of theirs and have watched in awe and in wonder how they have done it and when I considered all the different alternatives that we had as a company to achieve this goal, to make great animated films, this ended up rising to the top of all the different choices that we had, and I am incredibly excited about it because it gives us an ability to return ourselves to greatness in an area that is so important to the Walt Disney company.

ROBERTS: And Bob, you welcome a new man to the board table, too, right?

Mr. IGER: I do, gladly.

ROBERTS: Gladly. All right. So, Steve, what does this mean though? All of us are also familiar with Apple products. What does this mean for the synergy that could be created with what Disney is able to produce and maybe what we can all download on our iPods?

Mr. JOBS: Well, you know, when we were about to, when we were working on the video iPod getting close to its announcement, the first person I called was Bob. And, went down and showed it to him. He was the first person outside of Apple to see it. And we figured out very rapidly how to cut a deal to get content from ABC onto that video iPod. So, we’ve figured out how to work, I think, very efficiently and very quickly to do some pretty great stuff. I think that’s just the beginning of what can be done.

***

For Additional Information:

This material is not a substitute for the prospectus/proxy statement Disney and Pixar will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Disney and Pixar with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Pixar, 1200 Park Avenue, Emeryville, CA 94608.

Pixar, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Pixar and their ownership of Pixar stock is set forth in the proxy statement for Pixar’s 2005 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus/proxy statement when it becomes available.